FOR IMMEDIATE RELEASE

JED OIL INC. TO ANNOUNCE THIRD QUARTER RESULTS AND CONDUCT CONFERENCE CALL ON  MONDAY, NOVEMBER 14TH

Calgary, Alberta – November 7, 2005 – JED Oil Inc. (AMEX: JDO) today announced that it will issue its financial results for the third quarter ended September 30, 2005 on  Monday, November 14, 2005, before the open of the stock market.  Management will also host a conference call later that day at 11:00 am  Eastern Time/9:00 am Mountain Time, to discuss these results, recent corporate news and the outlook for the Company.  Interested parties may participate in the call by dialing 706-679-0879.  Please call in 10 minutes before the conference is scheduled to begin and ask for the JED Oil conference call.  After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.jedoil.com.  To listen to the live call, please go to JED Oil’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

About JED Oil Inc.

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.  JED does not anticipate direct property acquisitions; rather it develops properties with other oil and natural gas companies under joint venture/farm-in arrangements in which JED will finance the cost of development drilling in exchange for interests in the revenue generated by the properties.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Bruce Stewart, CFO

Linda Latman  (212) 836-9609

Reg Greenslade, Chairman

Andreas Marathovouniotis (212) 836-9611

(403) 537-3250

www.theequitygroup.com